
02006712

SEC[illegible] COMMISSION
[illegible]549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49792

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION


RECD S.E.C.
FEB 27 2002
616

NAME OF BROKER-DEALER:

Camelot Investment Advisers, Ltd.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

995 Old Eagle School Road, Suite 320
(No. and Street)

Wayne (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judy Eng 610-225-3062
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr & O'Connor, LLP
(Name — *if individual, state last, first, middle name)*

1500 Lancaster Avenue, Paoli, PA 19301
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas M. Rosato, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Camelot Investment Advisers, Ltd., as of December 31, ~~19~~XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NOTARIAL SEAL
JUDY ENG, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires May 14, 2005



Signature

President

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 27 2002
WASH, D.C.
354
SECTION

Financial Report

CAMELOT INVESTMENT ADVISERS, LTD.

December 31, 2001 and 2000

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

CAMELOT INVESTMENT ADVISERS, LTD.

Financial Statements and Supplementary Financial Information

December 31, 2001 and 2000

and

INDEPENDENT AUDITOR'S REPORT

INDEX

SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Camelot Investment Advisers, Ltd.
Wayne, Pennsylvania

We have audited the accompanying statements of financial condition of Camelot Investment Advisers, Ltd. (an S-Corporation) as of December 31, 2001 and 2000, and the related statements of operations, changes in shareholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Camelot Investment Advisers, Ltd. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 to 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



SIANA CARR & O'CONNOR, LLP

January 23, 2002

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone (610) 296-4200 Fax: (610) 296-3659 Email: solutions@scocpa.com

CAMELOT INVESTMENT ADVISERS, LTD.
Statements of Financial Condition
December 31, 2001 and 2000

Assets	2001	2000
Cash	$ 6,524	$ 41,998
Due from clearing broker	316,495	309,933
Securities owned:		
Marketable, at market value	158,744	160,248
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $51,384 and $38,990, respectively)	40,838	42,444
Prepaid expenses and other assets	77,191	74,260
Total assets	$599,792	$628,883

Liabilities and shareholders' equity		
Liabilities:		
Commissions payable	$ 6,418	$ 3,256
Accounts payable and accrued expenses	50,013	33,869
Securities sold but not yet purchased, at fair value	21,731	57,745
	78,162	94,870
Subordinated borrowings	375,000	375,000
Total liabilities	453,162	469,870
Shareholders' equity:		
Common stock (no par value, 1,000 shares authorized; 200 shares issued and outstanding)	125,000	125,000
Retained earnings	21,630	34,013
Total shareholders' equity	146,630	159,013
Total liabilities and shareholders' equity	$599,792	$628,883

(The accompanying notes are an integral part of these financial statements.)

CAMELOT INVESTMENT ADVISERS, LTD.
Statements of Operations
For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Commissions	$1,926,829	$2,116,662
Brokerage fees	42,096	13,128
Principal trading	18,241	15,700
Other	44,920	71,626
Total revenues	2,032,086	2,217,116
Expenses:		
Clearance and exchange fees	503,177	678,988
Commissions	772,680	796,158
Employee compensation and benefits	533,339	506,709
Occupancy and equipment rental	151,294	138,900
Other operating expenses	59,153	72,290
Interest expense	24,826	26,130
Total expenses	2,044,469	2,219,175
Net loss	$ (12,383)	$ (2,059)

(The accompanying notes are an integral part of these financial statements.)

CAMELOT INVESTMENT ADVISERS, LTD.
Statements of Changes in Shareholders' Equity
For the Years Ended December 31, 2001 and 2000

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance - December 31, 1999	200	$125,000	$ 36,072	$161,072
Net loss			(2,059)	(2,059)
Balance - December 31, 2000	200	125,000	34,013	159,013
Net loss			(12,383)	(12,383)
Balance - December 31, 2001	200	$125,000	$ 21,630	$146,630

(The accompanying notes are an integral part of these financial statements.)

CAMELOT INVESTMENT ADVISERS, LTD.
Statements of Changes in Subordinated Borrowings
For the Years Ended December 31, 2001 and 2000

Subordinated borrowings - December 31, 1999	$375,000
Subordinated borrowings - December 31, 2000	375,000
Subordinated borrowings - December 31, 2001	$375,000

(The accompanying notes are an integral part of these financial statements.)

CAMELOT INVESTMENT ADVISERS, LTD.
Statements of Cash Flows
For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net loss	$(12,383)	$ (2,059)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Depreciation and amortization	12,394	12,492
(Increase) decrease in:		
Due from clearing broker	(6,562)	(309,933)
Securities owned	1,504	688,989
Prepaid expenses and other assets	(2,931)	(3,359)
Increase (decrease) in:		
Due to clearing broker	-0-	(360,591)
Commissions payable	3,162	(7,247)
Accounts payable and accrued expenses	16,144	(3,930)
Securities sold but not yet purchased	(36,014)	16,113
Net cash provided (used) by operating activities	(24,686)	30,475
Cash flows from investing activities:		
Purchase of furniture, equipment and leasehold improvements	(10,788)	(26,593)
Net cash used by investing activities	(10,788)	(26,593)
Net increase (decrease) in cash	(35,474)	3,882
Cash - beginning of year	41,998	38,116
Cash - end of year	$ 6,524	$ 41,998
Supplementary cash flow disclosure:		
Cash paid for interest	$ 14,326	$ 15,630

(The accompanying notes are an integral part of these financial statements.)

CAMELOT INVESTMENT ADVISERS, LTD.
Notes to Financial Statements
December 31, 2001 and 2000

(1) ORGANIZATION AND BACKGROUND

Camelot Investment Advisers, Ltd. (the Company), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates on a fully-disclosed basis whereby it does not carry accounts for customers.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions are recorded on the trade date, as if they had settled. Securities and commitments for securities sold but not yet purchased are recorded at fair value, with gains and losses reflected in income. Fair value is generally based on quoted market prices for traded securities.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation and amortization expense was $12,394 and $12,492 in 2001 and 2000, respectively.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code of 1986 and comparable state tax provisions to be taxed as an S-Corporation. In lieu of corporation income taxes, the shareholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) SECURITIES OWNED AND SOLD BUT NOT YET PURCHASED

Marketable securities owned and sold but not yet purchased consist of closed end bond and equity funds at market value.

Securities sold but not yet purchased represent obligations of the Company to deliver specified securities at the contracted prices, thereby creating a liability to purchase the securities at prevailing market prices. These transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of these securities may exceed the amount recognized in the statement of financial condition.

(4) SUBORDINATED BORROWINGS

At December 31, 2001 and 2000, the Company had $375,000 outstanding under unsecured subordinated loan agreements with two shareholders. Interest is payable at 6% annually, due upon maturity. Interest expense related to these agreements was $22,500 for the years ended December 31, 2001 and 2000. As of December 31, 2001, maturities of subordinated borrowings are as follows:

2002	$200,000
2006	175,000
	$375,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid.

(5) RELATED PARTY TRANSACTIONS AND COMMON CONTROL

The Company derives a significant portion of its commission revenue from clients who are related to the Company through common ownership. Had the Company been operating autonomously, its financial position and results of operations could have been significantly different as of December 31, 2001 and 2000 and for the years then ended.

For the years ended December 31, 2001 and 2000, the Company derived 98% and 97%, respectively, of their commission revenue from related parties.

(6) EMPLOYEE BENEFIT PLAN

The Company sponsors a SIMPLE-IRA retirement plan which is offered to all employees. The Company matches employees' contributions, up to 3% of the employee's pay or $6,000, whichever is less. Company contributions to the plan were $3,227 and $2,835 for the years ending December 31, 2001 and 2000, respectively.

(7) OPERATING LEASE

During 2000, the Company entered into a five year operating lease for office space commencing August 1, 2000. The agreement requires monthly payments of $4,115. Prior to August 2000, the Company leased its office space under a month-to-month operating lease agreement which required monthly base rental payments of $4,417. In addition to base rent, the Company was charged for common area expenses, utilities, and equipment usage.

Rental expense incurred in connection with these agreements was $49,385 and $52,849 for the years ended December 31, 2001 and 2000, respectively.

The following is a schedule of future minimum rental payments required under the existing noncancelable operating lease for the next four years and in the aggregate as of December 31, 2001:

2002	$ 49,380
2003	49,380
2004	49,380
2005	28,805
	$176,945

(8) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2001, the Company had net capital, as defined, of $430,526 which was $330,526 in excess of its minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .13 to 1 as of December 31, 2001.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under Reg 240.15c3-3(k)(2)ii which provides an exemption for broker-dealers who operate on a fully-disclosed basis. Therefore, Schedules II and III on pages 12 and 13 are not applicable.

SUPPLEMENTARY

FINANCIAL

INFORMATION

Schedule I

CAMELOT INVESTMENT ADVISERS, LTD.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001

Net capital:	
Total shareholders' equity	$146,630
Less - ownership equity not allowable for net capital	-0-
Total shareholders' equity qualified for net capital	146,630
Add - allowable subordinated liabilities:	
Debt	200,000
Equity	175,000
Total capital and allowable subordinated liabilities	521,630
Less - non-allowable assets:	
Furniture and equipment	40,838
Prepaid expenses and other assets	27,196
Total non-allowable assets	68,034
Net capital before haircuts on securities positions	453,596
Less - haircuts on securities positions	23,070
Net capital	$430,526
Aggregate indebtedness:	
Accounts payable, accrued expenses and commissions payable	$ 56,431
Total aggregate indebtedness	$ 56,431
Computation of basic net capital requirement:	
Net capital requirement	$100,000
Net capital	430,526
Excess of net capital	$330,526
Excess of net capital at 1000%	$424,883
Ratio of aggregate indebtedness to net capital	.13 to 1

Schedule II

CAMELOT INVESTMENT ADVISERS, LTD.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

Not Applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.

Schedule III

CAMELOT INVESTMENT ADVISERS, LTD.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

Not Applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.

CAMELOT INVESTMENT ADVISERS, LTD.
Notes to Supplemental Schedules
December 31, 2001

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2001 FOCUS Part IIA filing.

Not Applicable: There are no differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2001 FOCUS Part IIA filing.